WISEKEY INTERNATIONAL HOLDING S.A.

November 26, 2019

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Edwin Kim, Esq.
Division of Corporation Finance

Re:	Wisekey International Holding S.A.
Registration Statement on Form 20-F (Registration No. 001-39115)

Dear Mr. Kim:

Wisekey International Holding S.A. hereby respectfully requests that the effectiveness of its Registration Statement on Form 20-F (Registration No.001-39115) be accelerated to 4:00 PM on Wednesday, November 27, 2019, or as soon thereafter as possible.

Please call our counsel, Herman H. Raspé at (212) 336-2301 if you have any questions about this request.

Very truly yours,

WISEKEY INTERNATIONAL HOLDING S.A.

By: /s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

cc: Herman H. Raspé, Esq. (Patterson Belknap Webb & Tyler LLP)